CONSENT OF EXPERT

Reference is made to (i) the technical report entitled "Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA" dated November 1, 2007 which the undersigned has prepared, together with Michael M. Gustin, R.P. Geo. and George Lanier and (ii) the technical report entitled "Technical Report on the Northumberland Project, Nye County, Nevada, USA: Resource Update 2008" dated July 28, 2008 and amended August 8, 2008 which the undersigned has prepared, together with Christopher Lee, P. Geo. (the "**Technical Reports**").

The undersigned hereby consents to the reference to the Technical Reports and technical information contained therein (i) in the Annual Report on Form 40-F of Fronteer Development Group Inc. (the "**Corporation**") for the year ended December 31, 2009 and (ii) through incorporation by reference in the Corporation's Registration Statement (No. 333-146291) on Form S-8 filed with the United States Securities and Exchange Commission.

DATED this 29th day of March, 2010.

Per: ______________________

Jim Ashton, P.Eng.

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